parmalat finanziaria spa
in Amministrazione Straordinaria
Capitale sociale [redacted] 815.669.721

05011540

RECEIVED
2005 SEP 28 P 2:53

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Collecchio, September 15, 2005

Re: Parmalat S.p.A. File No. 82-34888
Information Furnished Pursuant to
<u>Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended</u>.

Ladies and Gentlemen:

The enclosed is being submitted to the Securities and Exchange Commission (the "Commission") on behalf of Parmalat S.p.A., a stock corporation organized under the laws of the Republic of Italy (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act under Rule 12g3-2(b) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by or on behalf of the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you require any additional information, or if you have any questions, please contact the undersigned.

Kindly acknowledge receipt of this letter and accompanying materials and documents by stamping and returning the enclosed copy of this letter provided for your convenience.

Very Truly Yours,

Parmalat Finanziaria S.p.A. in Extraordinary Administration

The Extraordinary Commissioner

Enrico Bondi

PROCESSED
SEP 30 2005
THOMSON FINANCIAL

Enclosures

parmalat spa

PRESS RELEASE
(for release outside the USA)

Parmalat Semiannual Report as at 30th June 2005

Parmalat S.p.A. communicates that, according to Consob resolution n. 11971 of May 14, 1999 art. 81 the Semiannual Report as at 30th June 2005 of Parmalat S.p.A. is available at the registered office of the company and at Borsa Italiana S.p.A.
The Semi annual Report is also available on the company web site www.parmalat.com in the heading "Investor Relations".

The Report of the External Auditors PWC will be published in the same way adopted for the above mentioned document as soon as available.

In case of approval of the Proposal of Composition with Creditors, pro-forma data as at 30th June 2005 of Parmalat S.p.A. (Company and Group) according to IAS including the data of the companies object of the Proposal of Composition with Creditors will be published within the October 15, 2005

Collecchio (Parma) September 15, 2005

Parmalat S.p.A.

This press release has been issued through the NIS by Parmalat Finanziaria S.p.A. in Extraordinary Administration on behalf of Parmalat S.p.A.

parmalat finanziaria spa
in Extraordinary Administration

Subscribed and paid-in capital stock: 815,669,721 euros

PRESS RELEASE
(for release outside the USA)

The Company receives authorisation to sell its Italian bakery products operations

Parmalat Finanziaria S.p.A. in Extraordinary Administration announces that on September 15, 2005, the Italian Ministry of Production Activities, having received a favourable opinion from the Oversight Committee, issued a special decree authorising the Company to sell its Italian bakery products operations, which include four manufacturing facilities, located in Atella (PZ), Bovolone (VR), Lurate Caccivio (CO) and Nusco (AV), and several brands, including Grisbì, Mr Day, Matin, Dolcezze di Campo and Prontoforno, to Vicenzi Biscotti S.p.A. for a consideration of approximately 19 million euros (in excess of the 17 million euro book value of these operations), subject to the approval of the Italian antitrust authorities. The agreement calls for the buyer to maintain staffing at the current level for at least two years.

Receivables and payables will not be transferred to the buyer, with the exception of the reserve for employee severance benefits and other payroll liabilities totalling approximately 8 million euros.

Collecchio (Parma), September 15, 2005

Parmalat Finanziaria S.p.A.
in Extraordinary Administration

Registered Office: 43044 Collecchio (Pr) – Via Oreste Grassi, 26
Tax I.D. and Parma Company Register No. 00175250471 – VAT No. 01938950340 – Parma R.E.A. No. 188325 – U.I.C. No. 730
Administrative Offices: 20122 Milan – Piazza Erculea, 9 – Tel. +39-02-8068801 – Fax +39-02.8693863

parmalat finanziaria spa
in Amministrazione Straordinaria
Capitale sociale sottoscritto e versato Euro 815.669.721

RECEIVED
2005 SEP 28 P 2:

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Collecchio, September 14, 2005

Re: Parmalat S.p.A. File No. 82-34888
Information Furnished Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Ladies and Gentlemen:

The enclosed is being submitted to the Securities and Exchange Commission (the "Commission") on behalf of Parmalat S.p.A., a stock corporation organized under the laws of the Republic of Italy (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in order to maintain the Company's exemption from Section 12(g) of the Exchange Act under Rule 12g3-2(b) of the Exchange Act.

All information and documents furnished herewith, and which may be furnished in the future, to the Commission by or on behalf of the Company under Rule 12g3-2(b) are being, and in the future will be, furnished to the Commission with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you require any additional information, or if you have any questions, please contact the undersigned.

Kindly acknowledge receipt of this letter and accompanying materials and documents by stamping and returning the enclosed copy of this letter provided for your convenience.

Very Truly Yours,

Parmalat Finanziaria S.p.A. in Extraordinary Administration

The Extraordinary Commissioner
Enrico Bondi

Enclosures

parmalat finanziaria spa

in Extraordinary Administration

Subscribed and paid-in capital stock: 815,669,721 euros

PRESS RELEASE
(for release outside the USA)

The Company is authorized to enter into an agreement to sell the business operations of the operational franchisees

Parmalat Finanziaria S.p.A. in Extraordinary Administration announces that on September 13, 2005, the Italian Ministry of Production Activities, having received a favorable opinion from the Oversight Committee, issued a special decree authorizing the Company to enter into an agreement to sell the business operations of certain operational franchisees under extraordinary administration to Parmalat Distribuzione Alimenti S.r.l., a wholly owned subsidiary of Parmalat S.p.A. in Extraordinary Administration, for the purpose of carrying out a restructuring of the distribution activities of the Parmalat Group and providing the Group with continued access to the services and business operations of the franchisees above mentioned.
Parmalat Distribuzione Alimenti S.r.l. will purchase, for a total price of 3,486,088 euros, the business operations of the franchisees under extraordinary administration.
Operational franchisees under extraordinary administration that sold the business operations are the following: Albalatte S.r.l., Alessandria Distribuzione S.r.l., Alinola S.r.l., Alipad S.r.l., Aurolat S.r.l., Bo.lat S.r.l., Ce.Di. Potenza S.r.l., Distribuzione Alimenti Brescia S.r.l., Eural S.r.l., Firenze Lat S.r.l., For.ma. S.r.l., Forital S.r.l., Froslat S.r.l., Ge.di.al.2 S.r.l., Golden Milk S.r.l., Leader Food S.r.l., Lucca Distribuzione S.r.l., Milal S.r.l., Milano Latte S.r.l., Mo.re.al S.r.l., Monzal S.r.l., Partenopal S.r.l., Roma Alimenti 2000 S.r.l., Romalatte S.r.l., Sanrelat S.r.l., Siena Distribuzione S.r.l., Spelat S.r.l., Toral S.r.l., Torino Latte S.r.l., U.DI.AL. S.r.l., Venezia Lat S.r.l. and Veronalimenti 87 S.r.l.

Collecchio (Parma), September 14, 2005

Parmalat Finanziaria S.p.A.
in Extraordinary Administration

This press release is not an offer to sell in the United States of America. The securities offered in connection with the Proposal of Composition with Creditors may not be offered or sold in the United States of America absent a registration pursuant to the United States Securities Act of 1933 or absent an exemption from registration pursuant to U.S. law. Any offer of securities may be made exclusively by means of a Prospectus containing detailed information about the issuer and the issuer's financial statements.